

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

Via E-mail
Mr. Jason Lurie
Chief Financial Officer
World Health Energy Holdings, Inc.
511 Avenue of the Americas #705
New York, NY 10011

      Re: **World Health Energy Holdings, Inc.**
                 Form 8-K filed February 22, 2013
                 File No. 0-30256

Dear Mr. Lurie:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Mindy Hooker

                            Mindy Hooker
                            Accountant